Exhibit 99.2

INFORMATION ON THE AGENDA OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF OJSC ROSTELECOM FOR 2007 PERFORMANCE

Item 1: Approval of the Company’s annual report, annual financial statements, including profit and loss statement of the Company, and distribution of profits (including dividend payment) and losses  upon the results of the reporting fiscal year (2007).

OJSC Rostelecom’s 2007 annual report is provided in Appendix 1 hereto.

The statement of Ernst and Young LLC on OJSC Rostelecom’s 2007 accounts, an excerpt from the minutes of the Audit Committee of the Board of Directors with assessment of Ernst and Young opinion on Rostelecom’s 2007 accounting statements, the opinion of the Audit Commission produced upon examination of 2007 financial statements and reliability of data contained in the Company’s 2007 annual report and annual financial statements, and the Company’s RAS financial statements for 2007 are attached hereto as Appendix 2.

Based on Rostelecom’s 2007 performance the Board of Directors of the Company recommends to distribute 2007 profits as follows:

•      RUR 7,067,901,000 or 75% of net profits to be applied towards increase of the Company’s equity;

•      RUR 2,356,003,000 or 25% of net profits to be distributed as dividend, including:

•      RUR 3.8809 per type A preferred share to be paid in the period from July 15, 2008 to October 31, 2008 (total distribution of type A preferred shares amounting to 10% of net profits);

•      RUR 1.9399 per ordinary share to be paid in the period from July 15, 2008 to October 31, 2008 (total distribution of ordinary shares amounting to 15% of net profits).

Pursuant to applicable laws of the Russian Federation and the Charter of the Company, shareholders who were on the register as of April 22, 2008, i.e. on the date of record, are entitled to dividend for 2007 performance.

Procedures for payment of dividend to eligible persons shall be determined in accordance with shareholders’ register data, that is:

•      by transfer to shareholders’ bank accounts (with applicable bank charges at shareholders’ expense);

•      by mail transfers (with applicable mail charges at shareholders’ expense); and

•      by payment at the Company’s cash desks (only for the Company’s employees).

Item 2: Election of the Board of Directors of the Company

The following proposals nominating candidates for the Board were submitted to the Company’s Board of Directors in accordance with the timeframe specified by applicable laws of the Russian Federation:

•      by OJSC Svyazinvest owning the total of 50.67% of the voting stock in the Company to nominate Mikhail A. Alexeev; Valentina F. Veremyanina; Valery V. Degtyarev; Vladimir B. Zhelonkin; Alexander N. Kiselev; Sergei I. Kuznetsov; Elena P. Selvich; Konstantin Yu. Solodukhin; Yevgeny A. Chechelnitsky.

•      by LLC Kompozitsiya – Upravlenie Aktivami (an asset management company) owning 2.0619% of the voting stock of OJSC Rostelecom to nominate Yekaterina O. Vasilyeva; Anatoly A. Gavrilenko; Sergey M. Kerber; Yevgeny I. Logovinskiy; Nikolai L. Mylnikov; Dmitry Z. Romaev; Maxim Yu. Tsyganov.

All candidates agreed to be nominated.

Thus, the list of candidates running for seats on the Board of Directors includes the following individuals:

1)            Mikhail A. Alexeev.

Mr. Alexeev was born in 1954. In 1983 he graduated from the Higher School of KGB (Committee for State Security) of the USSR where he specialized in law.

The table below provides the list of offices Mr. Alexeev held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2004	Ministry of Communications and Informatization of the Russian Federation	Advisor to the Minister, Deputy Minister
2004 – 2005	Ministry of Information Technologies and Communications of the Russian Federation	Aide to the Minister
2005– current	OJSC Far Eastern Telecommunication Company	Member of the Board of Directors
2006 – current	OJSC Tetrasvyaz	Chairman of the Board of Directors
2006 – current	CJSC BaltAvtoPoisk	Member of the Board of Directors
2007 – current	OJSC CenterTelecom, OJSC Rostelecom, OJSC North-West Telecom	Member of the Board of Directors

As of now Mr. Alexeev is Chairman of the Nominations and Remuneration Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Mr. Alexeev, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Alexeev, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Alexeev:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offences in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

2)            Yekaterina O. Vasilyeva – Director of Corporate Finance Department, CIT Finance Investment Bank (OJSC).

Ms. Vasilyeva was born in 1971. In 1995 she graduated from the Dnepropetrovsk State University where she specialized in practical psychology and obtained qualifications of a practicing psychologist and an English language teacher.

The table below provides the list of offices Ms. Vasilyeva held in the recent 5 years and her current position:

Period	Organization	Office
2002 – 2003	Gamma Group LLC	Senior Expert, Corporate Finance Section
2003 – 2004	LINKS Finance LLC	Senior Expert, Corporate Finance Section
2004 – 2006	CIT Finance Investment Bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Vice-president, Corporate Finance Department
2006 – current	CIT Finance Investment Bank (OJSC)	Director of Corporate Finance Department
2007 – current	OJSC Rostelecom	Member of the Board of Directors

As of now Ms. Vasilyeva is a member of the Audit Committee and the Strategic Planning Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Ms. Vasilyeva, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Ms. Vasilyeva, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Ms. Vasilyeva:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

3)            Valentina F. Veremyanina –Deputy Director of Corporate Governance and Legal Department, OJSC Svyazinvest.

Ms. Veremyanina was born in 1966. She graduated from the Voronezh State University, Faculty of Law.

The table below provides the list of offices Ms. Veremyanina held in the recent 5 years and her current position:

Period	Organization	Office
2003 – 2004	OJSC RTC Leasing	Deputy Head of Division, Head of Division of Legal Department
2005 – 2005	OJSC Svyazintek	Chairman of the Board of Directors
2005 – 2007	OJSC CenterTelecom	Member of the Audit Commission
2005 – 2007	OJSC Southern Telecommunications Company	Member of the Board of Directors
2004 – current	OJSC Svyazinvest	Head of Division, Deputy Director of Legal Department, Deputy Director of Corporate Governance and Legal Department
2007 – current	OJSC Far Eastern Telecommunication Company	Member of the Audit Commission

As of now Ms. Veremyanina is a member of the Corporate Governance Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Ms. Veremyanina, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Ms. Veremyanina, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Ms. Veremyanina:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

4)            Anatoly A. Gavrilenko – General Director, CJSC Leader (a pension fund management company).

Mr. Gavrilenko was born in 1972. He graduate from the Moscow State University named after M.V. Lomonosov with qualifications of economist-mathematician and lawyer.

The table below provides the list of offices Mr. Gavrilenko held in the recent 5 years and his current position:

Period	Organization	Office
1995 – 2004	CJSC Alor-Invest	Director for Strategic Financial Planning
2004 – 2006	OJSC Ulianovsk Motor Works, OJSC United Machine-Building Works	Member of the Board of Directors
2005 – 2006	OJSC Belvnesheconombank, OJSC Utility Management Company	Member of the Supervisory Board
2005 – 2007	OJSC Southern Telecommunications Company	Member of the Board of Directors
2006 – 2007	OJSC Mosenergosbyt	Member of the Board of Directors

2004 – current	CJSC Leader (pension fund management company)	General Director, Member of the Board of Directors
2005 – current	OJSC Mosenergo, OJSC Moscow City Telecommunications Company, OJSC Moscow Heating Network Company, OJSC Moscow United Telecommunications Company	Member of the Board of Directors
2007 – current	OJSC Gazprombank, OJSC Rostelecom, OJSC VolgaTelecom, OJSC Siburholding	Member of the Board of Directors
2008 – current	OJSC Salavatnefteorgsintez	Member of the Board of Directors

As of now Mr. Gavrilenko is a member of the Strategic Planning Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Mr. Gavrilenko, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Gavrilenko, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Gavrilenko:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

5)            Valery V. Degtyarev – General Director, CJSC Professional Telecommunications.

Mr. Degtyarev was born in 1957. He graduated from the Omsk Railway Institute, holds a candidate’s degree in technical sciences. In 2000 he graduated from the Economics and Management of National Economy Faculty of St. Petersburg State University of Finance and Economy and holds a candidate’s degree in economics.

The table below provides the list of offices Mr. Degtyarev held in the recent 5 years and his current position:

Period	Organization	Office
2004 – 2007	OJSC Far Eastern Telecommunication Company, CJSC Radiotel	Member of the Board of Directors
2005 – 2007	OJSC CenterTelecom	Member of the Board of Directors
2001 – current	CJSC Professional Telecommunications	General Director, Member of the Board of Directors
2004 – current	OJSC Rostelecom, OJSC VolgaTelecom	Member of the Board of Directors
2004 – current	OJSC Tetrasvyaz	General Director
2006 – current	OJSC Tetrasvyaz	Member of the Board of Directors

As of now Mr. Degtyarev is Chairman of the Audit Committee and a member the Nominations and Remuneration Committee under the Board of Directors of OJSC Rostelecom:

As of December 31, 2007 neither Mr. Degtyarev, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Degtyarev, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Degtyarev:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

6)            Vladimir B. Zhelonkin – Deputy General Director, OJSC Svyazinvest.

Mr. Zhelonkin was born in 1967. In 1994 he graduated from the Knowledge Methodology University where he specialized in economics and production control with qualification of an engineer-economist.

The table below provides the list of offices Mr. Zhelonkin held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2004	OJSC TV Company Moskovia	General Director
2004 – 2006	CJSC International Industrial Bank	Managing Director
2006 – current	OJSC Svyazinvest	Deputy General Director
2006 – current	OJSC Far Eastern Telecommunication Company	Member of the Board of Directors
2007 – current	OJSC VolgaTelecom, OJSC Southern Telecommunications Company, OJSC North-West Telecom	Member of the Board of Directors
2007 – current	OJSC Central Telegraph	Chairman of the Board of Directors

As of December 31, 2007 neither Mr. Zhelonkin, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Zhelonkin, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Zhelonkin:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

7)            Sergey M. Kerber – Chief Investment Officer, CJSC Leader.

Mr. Kerber was born in 1972. In 1995 he graduated from the Moscow State University named after M.V. Lomonosov with qualification of an economist and mathematician.

The table below provides the list of offices Mr. Kerber held in the recent 5 years and his current position:

Period	Organization	Office
1999 – 2005	Moscow Air Traffic Control Center	Deputy Head of Economy and Finance Center
2005 – 2006	Federal State Enterprise “State ATM Corporation”	Director for Economy
2007 – current	CJSC Leader	Chief Investment Officer

As of now Mr. Kerber is a member of Strategic Development Committees at OJSC Southern Telecommunication Company, OJSC VolgaTelecom, OJSC Uralsvyazinform, as well as a member of the Board of Directors at OJSC Arctel and OJSC Mosteplosetenergoremont.

As of December 31, 2007 neither Mr. Kerber, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Kerber, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Kerber:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

8)            Alexander N. Kiselev – General Director, OJSC Svyazinvest.

Mr. Kiselev was born in 1962. He graduated from the Oriental Faculty of St. Petersburg State University.

The table below provides the list of offices Mr. Kiselev held in the recent 5 years and his current position:

Period	Organization	Office
2003 – 2004	Ministry of Communications and Informatization of the Russian Federation	First Deputy Minister
2003 – 2006	OJSC Svyaz-Bank	Chairman of the Board of Directors
2004 – 2004	Ministry of Transport and Communications of the Russian Federation	Director of the Department for State Policy In Telecommunications and Mail Service
2004 – 2006	Ministry of Information Technologies and Communications of the Russian Federation	Aide to the Minister
2005 – 2006	OJSC Moscow City Telephone Network, OJSC North-West Telecom, OJSC Rostelecom, OJSC CenterTelecom	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	General Director, Chairman of the Management Board
2006 – current	OJSC Moscow City Telephone Network	Member of the Board of Directors
2006 – current	OJSC CenterTelecom, OJSC Rostelecom, OJSC North-West Telecom	Chairman of the Board of Directors
2007 – current	OJSC Sibirtelecom, OJSC Svyazinvest, OJSC Rosinfocominvest	Member of the Board of Directors
2007 – current	NPF Telecom-Soyuz	Chairman of the Fund Board

As of December 31, 2007 neither Mr. Kiselev, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Kiselev, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Kiselev:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

9)            Sergei I. Kuznetsov.

Mr. Kuznetsov was born in 1953. He graduated from North-Western Polytechnics Institute where he specialized in computer technologies; Mr. Kuznetsov was trained in Columbia University business school and completed a business administration course in Duke University business school.

The table below provides the list of offices Mr. Kuznetsov held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2003	OJSC Rostelecom	General Director, Chairman of the Management Board
2001 – 2003	OJSC RTC Leasing CJSC Interfax-Telecom	Member of the Board of Directors
2001 – 2003	OJSC Svyazinvest	Member of the Management Board
2001 – 2003	NPF Rostelecom-Guarantee	Member of the Fund Board

Period	Organization	Office
2001 – 2004	CJSC Telmos, OJSC RTComm.RU, CJSC Globalstar – Space Telecommunications	Member of the Board of Directors
2001 – 2004	NP Center for Studies of Telecommunications Development Issues	Member of the Partnership Board
2002 – 2004	OJSC Rostelecom	Member of the Board of Directors
2003 – 2003	OJSC RTC Leasing	Chairman of the Board of Directors
2003 – 2004	OJSC North-West Telecom	General Director, Chairman of the Management Board
2003 – 2005	OJSC Svyaz-Bank	Member of the Board of Directors
2004 – 2004	OJSC North-West Telecom	Member of the Board of Directors
2004 – 2006	OJSC Svyazinvest	First Deputy General Director, Member of the Management Board
2004 – 2006	OJSC Telecominvest	Member of the Board of Directors
2005 – 2006	OJSC Southern Telecommunication Company, OJSC Central Telegraph, OJSC Sibirtelecom, OJSC Ulalsvyazinform, OJSC Far Eastern Telecommunication Company	Chairman of the Board of Directors
2005 – 2006	OJSC VolgaTelecom	Member of the Board of Directors
2006 – 2006	OJSC Svyazinvest	Advisor to General Director
2005 – current	OJSC CenterTelecom, OJSC Rostelecom	Member of the Board of Directors
2006 – current	OJSC VolgaTelecom	Chairman of the Board of Directors
2006 – current	OJSC Sibirtelecom	Member of the Board of Directors

As of now Mr. Kuznetsov is a member of the Strategic Planning Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Mr. Kuznetsov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Kuznetsov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Kuznetsov:

•      did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•      has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•      did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

10)          Yevgeny I. Logovinsky – Deputy Chairman of the Management Board, SOGAZ Insurance Group.

Mr. Logovinsky was born in 1972. In 1994 he graduated from Moscow State Management Academy named after S.Ordjonikidze and holds a candidate’s degree in economics. In 2007 he got his MBA from Manchester Business School.

The table below provides the list of offices Mr. Logovinsky held in the recent 5 years and his current position:

Period	Organization	Office
2001 – 2004	CISC PriceWaterhouseCoopers Audit	Manager in the audit section
2004 – 2006	CJSC Leader (pension fund management company)	Deputy General Director for Economics and Finance
2005 – 2006	OJSC Ulianovsk Motor Works, OJSC GRES-24, CJSC Kashira GRES-4, OJSC Mosenergosbyt, OJSC Zagorsk GAES	Member of the Board of Directors
2006 – 2006	OJSC SOGAZ	Deputy General Director
2006 – 2006	OJSC Shatura GRES-5	Member of the Board of Directors
2006 – current	OJSC SOGAZ	Deputy Chairman of the Management Board
2006 – current	SK Neftepolis LLC, CJSC Energoinvest-ME	Member of the Board of Directors
2007 – current	OJSC Rostelecom, CJSC Leader	Member of the Board of Directors

As of now Mr. Logovinsky is a member of the Audit Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Mr. Logovinsky, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Logovinsky, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Logovinsky:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

11)          Nikolai L. Mylnikov – Deputy General Director concerning legal matters, CIT Finance Investment Bank (OJSC).

Mr. Mylnikov was born in 1974. In 2001 he graduated from St. Petersburg State University where he studied law.

The table below provides the list of offices Mr. Mylnikov held in the recent 5 years and his current position:

Period	Organization	Office
2003 – 2008	CIT Finance Investment Bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Director of the Legal Department
2004 – 2005	OJSC Magistral Finance Leasing Company	General Director
2005 – 2005	OJSC Magistral Finance Leasing Company	Member of the Board of Directors
2005 – 2006	CIT Finance Life Insurance (CJSC)	Member of the Board of Directors
2004 – current	OJSC CIT Finance Europe	Member of the Fund Board
2007 – current	NPF Promagrofund	Member of the Fund Board
2007 – current	OJSC Rostelecom	Member of the Board of Directors
2008 – current	CIT Finance (LLC)	Member of the Board of Directors
2008 – current	CIT Finance Investment Bank (OJSC)	Deputy General Director concerning legal matters, Member of the Management Board

As of now Mr. Mylnikov is a member of the Nominations and Remuneration Committee and Chairman of the Corporate Governance Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Mr. Mylnikov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Mylnikov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Mylnikov:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

12)          Dmitry Z. Romaev – Financial Director, CIT Finance Investment Bank (OJSC).

Mr. Romaev was born in 1971. In 1993 he graduated from Tula State Technical University with qualification of an engineer and system analyst.

The table below provides the list of offices Mr. Romaev held in the recent 5 years and his current position:

Period	Organization	Office
2003 – 2004	LLC Professional Financial Consultancies	Director of Corporate Finance Department
2004 – 2004	OJSC CB Petrokommerts	Head of Corporate Clients Crediting Unit of Crediting Division of Crediting Department
2004 – 2006	OJSC CB Petrokommerts	Director of Crediting Division of Crediting Department
2006 – 2007	OJSC CB Petrokommerts	Head of Financial Institutions Division of Operations on Financial Markets Department
2007 – 2007	OJSC CB Petrokommerts	Head of Capital Markets Division of Operations on Financial Markets Department
2007 – 2007	OJSC CB Petrokommerts	Director of International Business Department
2007 – 2007	CIT Finance Investment Bank (OJSC)	Director of International Financing and Cooperation With International Financial Institutions Department
2008 – 2008	CIT Finance Investment Bank (OJSC)	Director of Financial Department
2008 – current	CIT Finance Investment Bank (OJSC)	Financial Director

As of December 31, 2007 neither Mr. Romaev, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Romaev, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Romaev:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

13)          Elena P. Selvich – Executive Director – Director of Economy and Finance Department, OJSC Svyazinvest.

Ms. Selvich was born in 1968. She graduated from Economics and Finance Institute (St. Petersburg) with qualifications of economist.

The table below provides the list of offices Ms. Selvich held in the recent 5 years and her current position:

Period	Organization	Office
1999 – 2003	CJSC Best Ceramics	Deputy General Director for Economy and Finance
2003 – 2005	CJSC Petersburg-Transit-Telecom	Financial Director
2005 – 2006	OJSC Svyazinvest	Director, Finance Department
2005 – 2006	OJSC Uralsvyazinform	Member of the Management Board
2006 – 2007	OJSC Sibirtelecom, CJSC JSCIB Pochtobank	Member of the Audit Commission
2006 – 2007	OJSC Information Technologies of Telecommunications	Chairman of the Audit Commission
2006 – current	OJSC Rostelecom, OJSC Southern Telecommunications Company, OJSC CenterTelecom	Member of the Management Board
2006 – current	OJSC Svyazinvest	Executive Director – Director of

Economy and Finance Department
2007– current	CJSC STARTCOM	Member of the Board of Directors

As of now Ms. Selvich is a member of the Strategic Planning Committee and the Corporate Governance Committee, as well as an observer without voting right on the Audit Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Ms. Selvich, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Ms. Selvich, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Ms. Selvich:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business).

14)          Konstantin Yu. Solodukhin – General Director, OJSC Rostelecom.

Mr. Solodukhin was born in 1965. In 1989 he graduated from Military Engineering University named after A.F. Mozhaysky where he specialized in radio-electronic facilities. In 2001 he got his MBA at California State University, Hayward.

The table below provides the list of offices Mr. Solodukhin held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2004	OJSC Central Telegraph	First Deputy General Director
2004 – 2005	OJSC Multiregional TransitTelecom	First Deputy General Director
2005– 2008	OJSC Multiregional TransitTelecom	General Director, Chairman of the Management Board
2005 – current	CJSC Neva Line	Chairman of the Board of Directors
2006 – current	OJSC Multiregional TransitTelecom	Member of the Board of Directors
2007– current	WAVECREST GROUP ENTERPRISES LIMITED	Member of the Board of Directors
2008– current	OJSC Rostelecom	General Director, Chairman of the Management Board

As of December 31, 2007 neither Mr. Solodukhin, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Solodukhin, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Solodukhin:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

15)          Maxim Yu. Tsyganov – Deputy General Director, CIT Finance Investment Bank (OJSC).

Mr. Tsyganov was born in 1972. In 1994 he graduated from St. Petersburg State Economics and Finance Institute obtaining an economist’s qualifications.

The table below provides the list of offices Mr. Tsyganov held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2003	CJSC Web-Invest Bank	Director, Department of Trade Operations
2002 – 2006	CJSC LenRosInvest	General Director
2003 – 2003	Moscow Branch of CJSC Web-Invest Bank	Director, Department of Trade Operations
2003 – 2005	LLC Web-Invest.ru	Director of the branch
2003 – 2007	CIT Finance Investment Bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Member of the Board of Directors
2004 – 2004	CJSC LIMKS Invest	Member of the Board of Directors
2004 – 2007	OJSC Magistral Finance Leasing Company	Member of the Board of Directors
2005 – 2007	Branch of CIT Finance Investment bank (OJSC) (before September 1, 2005 – OJSC Web-Invest Bank)	Managing Director
2006 – 2007	CIT Finance (LLC)	General Director
2007 – 2008	CIT Finance Investment bank (OJSC)	Managing Director
2006 – current	CIT Finance Europe	Member of the Board
2007 – current	CIT Finance Investment bank (OJSC)	Member of the Management Board
2007 – current	CIT Fortis Investment Consulting (LLC), OJSC CenterTelecom, OJSC Rostelecom	Member of the Board of Directors
2007 – current	Self-regulatory organization National Securities Market Association	Member of the Board
2008 – current	CIT Finance Investment bank (OJSC)	Deputy General Director
2008 – current	CIT Finance (LLC)	Member of the Board of Directors

As of now Mr. Tsyganov is a member of the Nominations and Remuneration Committee under the Board of Directors of CIT Finance Investment bank (OJSC) and the Corporate Governance Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Mr. Tsyganov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Tsyganov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Tsyganov:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

16)          Yevgeny A. Chechelnitsky – Deputy General Director, OJSC Svyazinvest.

Mr. Chechelnitsky was born in 1973. He is a graduate of St. Petersburg State Economics and Finance University. Mr. Chehelnitsky took his candidate’s degree in economics at St. Petersburg Engineering and Economics Academy. He successfully finished papers
F1 – F8 ACCA.

The table below provides the list of offices Mr. Chechelnitsky held in the recent 5 years and his current position:

Period	Organization	Office
2000 – 2004	Ministry of Communications and Informatization of the Russian Federation	Deputy head of the Department for Economic and Investment Policies
2004 – 2006	Federal Service for Supervision in Communications Sector	Deputy Head of the Federal Service for Supervision in Communications Sector
2005 – 2006	OJSC Southern Telecommunications Company, OJSC Far Eastern Telecommunication Company, OJSC Central Telegraph, OJSC Uralsvyazinform	Member of the Board of Directors
2005 – 2007	OJSC Giprosvyaz	Member of the Board of Directors
2006 – 2007	OJSC Sibirtelecom	Member of the Board of Directors

Period	Organization	Office
2005 – current	OJSC Rostelecom	Member of the Board of Directors
2006 – current	OJSC Svyazinvest	Deputy General Director
2006 – current	OJSC Uralsvyazinform, OJSC Far Eastern Telecommunication Company	Chairman of the Board of Directors
2006 – current	NPF Telecom-Soyuz	Member of the Fund Board
2006 – current	OJSC Svyazinvest	Member of the Management Board
2007 – current	OJSC Sibirtelecom	Chairman of the Board of Directors

As of now Mr. Chechelnitsky is Chairman of the Strategic Planning Committee under the Board of Directors of OJSC Rostelecom.

As of December 31, 2007 neither Mr. Chechelnitsky, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Chechelnitsky, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Chechelnitsky:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

Item 3:   Election of the Audit Commission of the Company.

In accordance with the timeframes established by the applicable laws of the Russian Federation the Board of Directors of OJSC Rostelecom received proposals for nomination of the following individuals on the Audit Commission of OJSC Rostelecom:

•                  From OJSC Svyazinvest owning the total of 50.67% of the voting stock in OJSC Rostelecom to nominate Ludmila A. Arzhannikova; Mikhail V. Batmanov; Natalia Yu. Belyakova; Svetlana N. Bocharova; Olga G. Koroleva.

All candidates agreed to be nominated.

Thus, the following candidates were included on the list for election of the Audit Commission of the Company:

1)            Ludmila A. Arzhannikova – Deputy Head of Division of Strategic Development Department, OJSC Svyazinvest.

Ms. Arzhannikova was born in 1960. In 1984 she graduated from Moscow Electrotechnical University for Telecommunications with qualification of a telecommunications engineer.

The table below provides the list of offices Ms. Arzhannikova held in the recent 5 years and her current position:

Period	Organization	Office
2000 – 2005	OJSC Svyazinvest	Chief expert of Telecommunication Network Operation Division of Telecommunication Department
2004 – 2006	CJSC Telecom of Ryazan region	Member of the Board of Directors
2005 – 2006	OJSC Svyazinvest	Head of Telecommunication Network Development Division of Telecommunication Department
2005 – 2006	OJSC Sibirtelecom	Member of the Management Board
2005 – 2006	CJSC AKOS	Member of the Audit Commission
2005 – 2007	OJSC Far Eastern Telecommunication Company, CJSC Kurgan Mobile Telephone	Member of the Audit Commission
2006 – 2007	OJSC Svyazinvest	Deputy Head of Division – Head of

Operators Cooperation Group of Strategic Development Department
2007 – current	OJSC VolgaTelecom	Member of the Audit Commission
2008 – current	OJSC Svyazinvest	Deputy Head of Division of Strategic Development Department

As of December 31, 2007 neither Ms. Arzhannikova, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Ms. Arzhannikova, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Ms. Arzhannikova:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

2)            Mikhail V. Batmanov – Head of Division of Corporate Governance and Legal Department, OJSC Svyazinvest.

Mr. Batmanov was born in 1978. In 2001 he graduated from Tver State University with qualification of a lawyer.

The table below provides the list of offices Mr. Batmanov held in the recent 5 years and his current position:

Period	Organization	Office
2002 – 2003	CJSC Continium	Legal adviser
2003 – 2005	OJSC Svyazinvest	Chief expert of Legal Department
2005 – 2005	OJSC Information Telecommunication Technologies	Member of the Board of Directors
2005 – 2006	CJSC Vestelcom	Member of the Audit Commission
2005 – 2006	OJSC Svyazinvest	Head of Division of Legal Department
2005 – 2006	CJSC AKOS	Member of the Audit Commission
2005 – 2007	CJSC Centel	Member of the Audit Commission
2006 – 2006	OJSC CenterTelecom	Member of the Management Board
2006 – 2007	OJSC Far Eastern Telecommunication Company, LLC Giprosvyaz North-West	Member of the Audit Commission
2005 – current	OJSC Central Telegraph	Member of the Audit Commission
2006 – current	OJSC Svyazinvest	Head of Division of Corporate Governance and Legal Department
2007 – current	OJSC Uralsvyazinform, OJSC Information Telecommunications Technologies, CJSC MobiTel	Member of the Board of Directors
2007 – current	OJSC Sibirtelecom	Member of the Audit Commission

As of December 31, 2007 neither Mr. Batmanov, nor his family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Mr. Batmanov, nor his family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Mr. Batmanov:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

3)            Natalia Yu. Belyakova– Deputy Director of Economy and Finances Department, OJSC Svyazinvest.

Ms. Belyakova was born in 1970. She graduated from St. Petersburg Forestry Academy with qualification of a process engineer. In 2000 obtained an economist’s qualifications from Economy and Finance Institute.

The table below provides the list of offices Ms. Belyakova held in the recent 5 years and her current position:

Period	Organization	Office
2002 – 2003	CJSC Krepps Production	Financial Director
2003 – 2005	CJSC Line 1	Financial Director
2005 – 2006	NTC Photon Telecom LLC	Member of the Board of Directors
2005 – 2006	OJSC Svyazinvest	Deputy Director of the Economics and Finance Department
2006 – 2007	OJSC Uralsvyazinform, OJSC VolgaTelecom	Member of Audit Commission
2006 – current	OJSC Svyazinvest	Deputy Director of Economy and Finance Department
2007 – current	OJSC Rostelecom	Member of Audit Commission

As of December 31, 2007 neither Ms. Belyakova, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Ms. Belyakova, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Ms. Belyakova:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

4)            Svetlana N. Bocharova – Head of Division of the Accounting Department, OJSC Svyazinvest.

Ms. Bocharova was born in 1970. She graduated from the Moscow State University with qualification of a lawyer. She holds a Candidate’s degree in Law.

The table below provides the list of offices Ms. Bocharova held in the recent 5 years and her current position:

Period	Organization	Office
2001 – 2003	OJSC Svyazinvest	Head of Section for Legal Support of Activities of Legal Support Department
2004 – 2005	CJSC Registrator-Svyaz	Member of the Audit Commission
2004 – 2008	OJSC Uralsvyazinform	Chairman of the Audit Commission
2005 – 2006	OJSC CenterTelecom	Member of the Audit Commission
2005 – 2006	OJSC Information Telecommunications Technologies	Member of the Audit Commission
2005 – 2007	CJSC Penza Mobile	Member of the Audit Commission
2006 – 2007	OJSC Rostelecom, CJSC Samara Telecom	Member of the Audit Commission
2003 – current	OJSC Svyazinvest	Head of Tax Section of the Accounting Department
2006 – current	OJSC Far Eastern Telecommunication Company	Member of the Audit Commission
2007 – current	OJSC North-West Telecom, CJSC NCC (Nizhegorodskaya Sotovaya Svyaz)	Member of the Audit Commission

As of December 31, 2007 neither Ms. Bocharova, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Ms. Bocharova, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Ms. Bocharova:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

5)            Olga G. Koroleva – Chief Accountant of OJSC Svyazinvest.

Ms. Koroleva was born in 1950. She graduated from Tomsk State University with qualification of an economist. She holds a candidate degree in economic sciences.

The table below provides the list of offices Ms. Koroleva held in the recent 5 years and her current position:

Period	Organization	Office
2001 – 2005	OJSC Svyazinvest	Head Methods Section, Deputy Chief Accountant
2003 – 2004	CLSC Vladimir-Teleservice, CJSC Nizhegoroteleservice	Member of the Audit Commission
2005 – 2006	OJSC AEROCOM, OJSC Giprosvyaz, OJSC Uralsvyazinform, CJSC MTs NTT	Chairman of the Audit Commission
2005 – 2007	OJSC Central Telegraph	Chairman of the Audit Commission
2006 – 2007	CJSC Baikalinvestcom	Chairman of the Audit Commission
2005 – current	OJSC Svyazinvest	Chief Accountant
2005 – current	OJSC VolgaTelecom, OJSC Far Eastern Telecommunication Company	Chairman of the Audit Commission
2006 – current	OJSC CenterTelecom, OJSC Sibirtelecom, OJSC Rostelecom	Chairman of the Audit Commission
2006 – current	OJSC Uralsvyazinform	Member of the Board of Directors
2007 – current	CJSC Yeniseytelecom	Member of the Audit Commission
2007 – current	OJSC North-West Telecom	Member of the Board of Directors

As of December 31, 2007 neither Ms. Koroleva, nor her family had any shareholding interests in the Company or in its subsidiaries or dependent companies.

As of December 31, 2007 neither Ms. Koroleva, nor her family had made any deals with securities of the Company or securities of any entities affiliated with the Company, including its subsidiaries and dependent companies.

As of December 31, 2007, Ms. Koroleva:

•                  did not have any blood relatives among executives and/or members of bodies controlling financial and operational activities of the Company;

•                  has not been brought to book on administrative charges for any offence in the area of finance, taxes and levies, securities market, or on criminal charges (clean record) for any offence in the sphere of economy or for crimes against government;

•                  did not hold any positions on executive bodies of any businesses in the period when any action for bankruptcy or/and any of the bankruptcy procedures provided under the insolvency (bankruptcy) laws of Russia was brought in and/or instituted against any such business.

Item 4: Approval of the external auditor of the Company for the year 2008.

In accordance with the Work Plan of the Audit Committee under the Board of Directors of OJSC Rostelecom for 2008 the Company’s senior executives made a review of international audit companies with a view of selecting the auditor for its 2008 financial and accounting statements.

Such review was based on the following eligibility criteria:

1.               The Auditor of the Company should be a legal entity registered in accordance with the laws of the Russian Federation;

2.               Valid license for audit operations in Russia;

3.               The auditor’s accreditation with the SEC;

4.               Credentials should include audits of telecoms;

5.               Ability to allocate appropriate resources to do the job within a specified timeframe;

6.               The audit team should include specialists with international accounting and finance certificates (ACCA, CPA, CISA, etc.).

Besides, the Company put forth some requirements as volume of accountants’ services and timing of provision of the same.

The above review made by the Company did not reveal any factors impacting independence of such audit firms, including existence of any material interests linking such audit firms of their officers with the Company:

•                  Auditors do not have any shareholding interests in the Company;

•                  The Company does not lend to the audit firm;

•                  There are no close business links (such as auditor’s involvement in promotion of the Company’s products (services), auditor’s participation in joint businesses, etc.) between the auditor and the Company;

•                  Rostelecom’s officers do not concurrently hold any offices with the auditors.

Based on submissions made by audit firms the Company’s senior executives has a series of meetings with representatives of each audit firm and presented preliminary results of negotiations with the auditors to the Audit Committee under the Board of Directors and the Board of Directors.

The Board of Directors and the Audit Committee under the Board of Directors examined results of screening of candidates for 2008 audit exercise and proceeding from proposals of audit firms with regard for material criteria of such analysis hereby proposes to appoint ZAO KPMG as the Company’s auditor for 2008.

Item 5: Approval of the restated Charter of the Company.

The draft new version 9 of the Company’s Charter is attached hereto as Appendix 3.

Item 6: Approval of the restated Regulations on the Board of Directors of the Company.

Draft new version 7 of the Regulations on the Board of Directors is attached hereto as Appendix 4.

Item 7: Approval of the restated Regulations on the Audit Commission of the Company.

Draft new version 2 of the Regulations on the Audit Commission is attached hereto as Appendix 5.

Item 8: Compensation to the members of the Board of Directors for their duties as members of the Company’s Board of Directors.

The Board of Directors of OJSC Rostelecom hereby proposes that the AGM approves quarterly remuneration to each member of the Board of Directors, who will be elected on June 9, 2008 at the AGM, in the amount specified in the Regulations on the Board of Directors and annual remuneration for the whole Board of Directors to be elected on June 9, 2008 – in the amount of 0.26% of OIBDA based on RAS statements for 2008.

Draft Resolutions on Items of AGM for 2007 Performance

Item 1:

“1.           To approve OJSC Rostelecom’s annual report, annual financial statements, including profit and loss statement for 2007 fiscal year.

2.             To distribute the Company’s profits of the reporting year as follows:

•          RUR 7, 067,901,000 or 75% of net profits to be applied towards increase of the Company’s equity;

•          RUR 2, 356,003,000 or 25% of net profits to be distributed as dividend, including:

RUR 3.8809 per type A preferred share to be paid in the period from July 15, 2008 to October 31, 2008 (total distribution of type A preferred shares amounting to 10% of net profits);

RUR 1.9399 per ordinary share to be paid in the period from July 15, 2008 to October 31, 2008 (total distribution of ordinary shares amounting to 15% of net profits).

The following procedures to be used for payment of dividend to persons entitled to such distribution pursuant to the list drawn in accordance with the share register data as of April 22, 2008, namely:

•           By transfer to shareholders’ bank accounts (with applicable bank charges at shareholders’ expense);

•           By mail transfers (with applicable mail charges at shareholders’ expense);

•           By payment at the Company’s cash desks (only for the Company’s employees)”.

Item 2:

“To elect the following individuals on the Board of Directors*:

1.               Mikhail A. Alexeev;

2.               Yekaterina O. Vasilyeva;

3.               Valentina F. Veremyanina;

4.               Anatoly A. Gavrilenko;

5.               Valery V. Degtyarev;

6.               Vladimir B. Zhelonkin;

7.               Sergey M. Kerber;

8.               Alexander N. Kiselev;

9.               Sergei I. Kuznetsov;

10.         Yevgeny I. Logovinsky;

11.         Nikolai L. Mylnikov;

12.         Dmitry Z. Romaev;

13.         Elena P. Selvich;

14.         Konstantin Yu. Solodukhin;

15.         Maxim Yu. Tsyganov;

16.         Yevgeny A. Chechelnitsky.”

* 16 (sixteen) individuals are nominated for the Board of Directors. Pursuant to article 23.1 of the Company’s Charter the Board consists of 11 (eleven) members. This issue is put to cumulative vote. 11 candidates receiving the largest vote shall be deemed elected on the Board.

Item 3:

“To elect the following individuals on the Audit Commission **:

•                  From OJSC Svyazinvest owning the total of 50.67% of the voting stock in OJSC Rostelecom to nominate Ludmila A. Arzhannikova; Mikhail V. Batmanov; Natalia Yu. Belyakova; Svetlana N. Bocharova; Olga G. Koroleva.

1.               Ludmila A. Arzhannikova;

2.               Mikhail V. Batmanov;

3.               Natalia Yu. Belyakova;

4.               Svetlana N. Bocharova;

5.               Olga G. Koroleva.”

**5 (five) individuals are nominated for the Audit Commission. Pursuant to article .28.2 of the Company’s

Charter 5 (five) members shall be elected on the Audit Commission. 5 candidates receiving the largest vote shall be deemed elected on the Commission.

Item 4:

“To appoint ZAO KPMG as the auditor of the Company for 2008”.

Item 5:

“To approve the Company’s Charter in new version 9”.

Item 6:

“To approve the Regulations on the Board of Directors in new version 7”.

Item 7:

“To approve the Regulations on the Audit Commission in new version 2”.

Item 8:

 “To approve quarterly remuneration to each member of the Board of Directors, who will be elected on June 9, 2008 at the AGM, in the amount specified in the Regulations on the Board of Directors and annual remuneration for the whole Board of Directors to be elected on June 9, 2008 – in the amount of 0.26% of OIBDA based on RAS statements for 2008”.